Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REACHES AGREEMENT TO SELL MEXICAN PROPERTIES TO REVOLUTION RESOURCES

TORONTO, ONTARIO— (Marketwire — January 30, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has entered into a purchase and sale agreement (the “Agreement”) with Revolution Resources Corp. (“Revolution”) to sell to Revolution 100% of the Company’s Mexican property portfolio, which includes the Universo property and the Montaña de Oro, La Bufa and Lluvia de Oro properties totaling over 400,000 hectares in two historic mining regions of Mexico.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With today’s Agreement we are selling our Mexican portfolio while still retaining exposure to the considerable exploration upside these properties possess through a significant equity interest in Revolution and through NSRs on the properties. We originally acquired these property interests as part of our 2009 acquisition of West Timmins Mining Inc., through which we gained 100% ownership of our Thunder Creek property and other high-potential exploration properties in the Timmins Camp.  With the Agreement announced today, we are positioning the Mexican properties to be advanced while not drawing on our management time or financial resources.”

Under the terms of the New Agreement, on closing Lake Shore Gold’s existing option agreement with Revolution will terminate (see Lake Shore Gold press release dated July 26, 2012), and the Company will transfer 100% of its rights, title and interest in the properties included in its Mexico portfolio to Revolution, subject to certain net smelter return royalties (“NSR”).  The consideration payable to the Company by Revolution under the Agreement is:

•                  20,000,000 common shares of Revolution, issuable on closing; subject to certain sale restrictions as described below;

•                  the grant to Lake Shore Gold of the following royalty interests (subject in each cast to certain rights of Revolution to repurchase a portion of the NSR)

•                  a 2% NSR on the Universo Property

•                  a 3.5% NSR on the properties comprising the Montaña de Oro project forming part of the Montaña de Oro Property

•                  a 2.5% NSR on the properties comprising the La Bufa project forming part of the Montaña de Oro Property and

•                  a 2.0% NSR on the properties comprising the Lluvia de Oro project forming part of the Montaña de Oro Property; and,

•                  on or before December 31, 2017, CDN$5,000,000 in cash or common shares valued at the greater of $0.20 and a five day volume weighted average trading price.

In addition to the applicable four-month hold period under Canadian securities laws, Lake Shore Gold has agreed to certain restrictions on the transfer of shares issued to it under the New Agreement for a period of 18 months following the date of issuance.  The New Agreement also contains a standstill provision that prohibits Lake Shore Gold from acquiring additional shares and taking certain other actions without Revolution’s consent for 18 months following the closing date.

In addition, on closing and through 2014, Lake Shore Gold will have the right to at least two nominees to the board of directors of Revolution and Lake Shore Gold will continue to have rights to appoint one or more nominees depending on its level of ownership for so long as Lake Shore Gold holds at least 5% of the outstanding Revolution shares.

Completion of the transaction is subject to acceptance of the Toronto Stock Exchange, which is expected to involve Revolution obtaining approval of its shareholders through ordinary resolution.  Upon closing of the transaction, the 20,000,000 common shares issuable by Revolution to Lake Shore Gold will result in Lake Shore Gold holding a total of 26,713,740 Revolution shares or 22.7% of the outstanding Revolution shares.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com